EXHIBIT 99.1

Hydrogenics Invited to Join World Hydrogen Council

Attends Hydrogen Council Investor Day in New York

MISSISSAUGA, Ontario, Sept. 18, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it will join the prestigious Hydrogen Council as a supporting member. The Hydrogen Council, launched at the World Economic Forum in Davos, Switzerland this past January, is an organization dedicated to supporting hydrogen energy solutions globally and bringing together industry leaders to share ideas, information, and growth strategies. The Hydrogen Council includes such esteemed companies as Air Liquide, Alstom, Linde, Toyota, Hyundai, and Shell.

“Hydrogenics is very pleased to join the Hydrogen Council and support the work being done to accelerate the hydrogen energy revolution taking place worldwide,” said Daryl Wilson, President and Chief Executive Officer. “Standing together at the precipice of this transformation – which will bring clean, sustainable power solutions to the planet – we can assess geopolitical opportunities, technological developments, and various new hydrogen-based applications. We look forward to working alongside so many of our peers, customers, and industry leaders alike to bring the hydrogen economy to fruition.”

Separately, Hydrogenics announced that it would attend the Hydrogen Council’s Investor Day in New York on Monday, September 18. The event, held during New York’s Climate Week, will bring together industry leaders, investors and other stakeholders to discuss the important contributions of hydrogen to the energy transition and work to create an effective implementation plan – such that the compelling benefits of hydrogen deployment can be realized. Representatives of the Council will also speak at the Sustainable Investment Forum organized by Climate Action in partnership with the UN Environment Programmer Finance Initiative. This event will bring together over 350 high-level industry delegates.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

About the Hydrogen Council
Launched at the 2017 World Economic Forum in Davos at the presence of industry and policy leaders from Europe, Asia and the US, the Hydrogen Council is a global initiative of leading energy, transport and industry companies with a united vision and ambition for hydrogen to foster the energy transition. Additional information can be found at www.hydrogencouncil.com.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com